
SEC MAIL PROCESSING
RECEIVED
MAR 7 2005
WASH, D.C.
213
SECTION


05041571

SECURITIES A...
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-19952

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

NEW SALEM INVESTMENT CORPORATION

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 SOUTH LASALLE STREET, SUITE 2320
(No. and Street)

CHICAGO	ILLINOIS	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRADFORD R. DOOLEY, CPA — 312-939-0477
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

3/29/05

OATH OR AFFIRMATION

I, DANIEL S. CURRAN, swear (or affirm) that to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of

NEW SALEM INVESTMENT CORPORAION as of

DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
MAREN C. SLOTH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2006

Signature

PRESIDENT
Title

Subscribed and sworn to before me this 25th day of February, 2005

Notary Public

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital Under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting controls.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
MAR - 7 2005
WASH, D.C.
213
SECTION

NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITOR'S REPORT
PURSUANT TO RULE 17a-5 (d)
DECEMBER 31, 2004

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

INDEPENDENT AUDITOR'S REPORT

To Board of Directors
New Salem Investment Corporation
Chicago, Illinois

I have audited the accompanying statement of financial condition of New Salem Investment Corporation as of December 31, 2004. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of New Salem Investment Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



February 25, 2005

NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 10,099
Securities Owned, at Market Value		3,587,365
Due From Clearing Firm		1,990,086
Accounts Receivable		6,654
Total Current Assets		$ 5,594,204
OTHER ASSETS		
Memberships (at cost - Market Value at December 31, 2004 is $40,000)	$ 96,500	
Investment	10,000	
Total Other Asset		106,500
TOTAL ASSETS		$ 5,700,704

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 439,168
Securities Sold, Not Yet Purchased, at Market Value		2,988,242
Options Sold, Not Yet Purchased, at Market Value		63,293
Total Current Liabilities		$ 3,490,703
STOCKHOLDER'S EQUITY		
Capital Stock - Common, No Par Value; 1,000 Shares Authorized, 500 Shares Issued and Outstanding	$ 10,000	
Additional Paid-In-Capital	2,502,000	
Retained Earnings	(301,999)	
Total Stockholder's Equity		2,210,001
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 5,700,704

The accompanying notes to the financial statements are an integral part of this statement.

NEW SALEM INVESTMENT CORPORATION
(a Delaware Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

New Salem Investment Corporation, the Company, is a Delaware corporation, which is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as a fully disclosed market maker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's profits and losses are reflected directly on the partners' income tax returns. Accordingly, no federal or state income tax provision is made by the Company. However, the Company is liable for Illinois state replacement tax of 1.5% of net prescribed earnings. The Company did not record an estimated $5,600 liability for the Illinois state replacement tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Employees' Retirement Plan

The Company established a Profit Sharing and Money Purchase Plan effective during 2000. Contributions are based upon the employees' earnings. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company's contribution for 2004 was $45,000. The retirement plans are administered by an outside financial institution.

Investment

The Company owns a limited Partnership Interest in Spear Leeds & Kellogg, L.P., valued at cost, at December 31, 2004.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Operating Lease Commitment

As of April 1, 2001 the Company subleased office space from a related party under a noncancellable prime lease which expires on January 31, 2011. The sublease can be terminated or extended with 180 days notice. The Company paid $32,928 in rent expense under the terms of this lease in 2004. The following is a schedule by year of future minimum rents due under the sublease as of December 31, 2004:

Year Ending:	December 31, 2005	$ 21,709
	December 31, 2006	22,361
	December 31, 2007	23,032
	December 31, 2008	23,722
	December 31, 2009	24,434
	December 31, 2010	25,167
	December 31, 2011	2,113
	Total Lease Commitment	$142,538

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 - RELATED PARTY TRANSACTIONS

During 2004 the Company subleased office space from an affiliated company (see Note 2) and paid $130,938 of rent for that affiliate. The Company's stockholder is a partner of the affiliated company. The Company has no outstanding affiliated accounts receivable or payable as of December 31, 2004.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and E xchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2004 the Company had net capital and net capital requirements of $1,229,825 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 35.71%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

NOTE 8 - RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements disclosed no material discrepancies. Therefore, no adjustments were required as of December 31, 2004.

NOTE 9 - SUBSEQUENT EVENTS

As of December 31, 2004 the Company owned two memberships on the Chicago Stock Exchange. Effective February 9, 2005, with the approval of the SEC, the exchange has undergone demutualization. As a result, each former member will receive 1,000 shares of common stock of CHX Holdings, Inc. for each membership owned and a trading permit initially costing $6,000 per year, payable monthly. The former members will own 100% of the common stock of CHX Holdings, Inc.